August 9, 2012

Michael R. Clampitt

Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MBT Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 14, 2012 Form 10-Q for Fiscal Quarter Ended March 31, 2012 Filed May 15, 2012 SEC File No. 000-30973 Dear Mr. Clampitt:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated July 26, 2012, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2011 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2012. Our responses follow your comments, which we have reproduced in bold and italicized print.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In our responses, where requested, we have agreed to change the disclosures in our future filings. We are doing so in order to improve our disclosures, not because we believe our filings are materially deficient or inaccurate.

Form 10-K

Management’s Discussion and Analysis, page 18

1.	Please consider including an “Overview” of management’s perspective on MBT to provide an executive level overview that provides context for the remainder of management’s discussion and analysis. For example, identify the factors that MBT’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks, and challenges facing MBT and how management is dealing with these issues. Consider enhancing your disclosure to address any material trends regarding these decisions. Refer to Release No. 33-8350.

Management’s Response:

In future filings we will begin our MD&A with an “Executive Overview” section that will provide an executive level overview that provides context for the remainder of the discussion. This overview will explain specific factors our executive management team focused on in evaluating the Company’s financial condition and operating performance.

Liquidity and Capital, page 23

2.	With regard to the consent order dated July 12, 2010, and the disclosure that the bank had not met the required capital ratios, revise to disclose in future filings the capital shortfalls as well as the amount of capital needed to be in compliance with required ratios. In addition, disclose what actions are planned to bring the bank into compliance.

Management’s Response:

Beginning with the Report on Form 10-Q for the quarter ended June 30, 2012, we will revise the disclosure regarding liquidity and capital in the MD&A to include the following table:

					Additional
					Capital
			Minimum Capital Required		Required to
	Actual Capital		by Consent Order		Comply with
	Amount	Ratio	Amount	Ratio	Consent Order
Total Capital to Risk-Weighted Assets	$85,858	10.86%	$94,912	12%	$9,054
Tier 1 Capital to Average Assets	$75,766	6.14%	$111,001	9%	$35,235

We will also expand our disclosure to specifically include discussions pertaining to the Company’s efforts to raise capital externally, as well as the current condition of the capital markets and our ability to access those markets and ultimately bringing the bank into compliance with the regulatory ratio requirements in the Consent Order. We will also discuss the efforts to improve the capital ratios through improved earnings and continued controlled management of the Bank’s balance sheet growth.

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

3.	We note significant unrealized losses related to your trust preferred CDO securities at December 31, 2010, December 31, 2011 and March 31, 2012. We also note your disclosure here and similar disclosure in your December 31, 2010 10-K and March 31, 2012 10-Q that your analysis concluded that disruption of cash flow due to defaults by issuers was currently not expected to occur in two (or one) of the three securities owned. This disclosure appears to imply that you had an expectation that cash flows would be disrupted in one (or two) of your securities due to defaults by certain issuers (i.e. credit losses). However, we note the related OTTI charges were recorded in OCI, and not in earnings. Please provide us with the following additional information:

(a)	A detailed description of the other-than-temporary impairment analysis you performed on all three of these securities as of December 31, 2010, December 31, 2011 and March 31, 2012. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment; and
(b)	Tell us how you considered the guidance in ASC 320-10-35-33C which states that if an entity does not expect to recover the entire amortized cost basis of the security (i.e. present value of cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists), then an entity would be unable to assert that it will recover its amortized cost basis, even if it does not intend to sell the security, and, therefore, an other-than-temporary impairment has occurred.

Management’s Response:

(a)	Pooled trust preferred CDO securities are complex securities and there is not an active market for trading them. As a result, valuation of these securities is a highly subjective estimate. For the valuation estimate of the Company’s trust preferred CDO securities we use a third party valuation service which has extensive modeling tools and experience in the valuation of this type of asset. The valuation estimates are updated with the most recently available information each quarter. The other-than-temporary impairment analysis for each of the three Trust Preferred CDO securities owned by the Company is conducted by projecting the expected cash flows for each individual security, discounting the cash flows to determine the present value of the expected future cash flows associated with the particular security, and comparing the calculated present value to the recorded amortized cost to conclude whether the security is impaired as of the testing date. The cash flow projection for each security is developed using estimated prepayment speeds, estimated payment deferral rates, estimated default rates, and the severity of the losses on securities that have defaulted. Prepayment estimates are negatively impacted by the lack of an active market for issuers to refinance individual trust preferred securities; however, the Dodd Frank Act is expected to increase prepayment of trust preferred securities due to heightened restrictions on the treatment of trust preferred debt as regulatory capital. The size and credit worthiness of each individual institution in the respective CDO pools are the most significant pieces of evidence in estimating investment prepayment speeds. Deferral and default rates are the key drivers of the cash flow projections for each of the securities. Deferral of interest payments is permissible under the TRUPS contracts for a period not to exceed five years. Estimates of deferral rates are determined by examining the current deferral status, the current financial condition, and the historical deferral levels of the issuers in each CDO pool. The Company and the third party valuation firm jointly develop each of the assumptions utilized in the valuation analysis.

Key evidence examined by Management in developing its conclusion on the impairment of these securities includes, but is not limited to, the determination as to whether or not an institution has received TARP funding, the most recent ratings from outside services including Standard & Poors, Moodys, and Fitch, stock price information, capitalization, asset quality, profitability, and liquidity. The most significant evidence in estimating deferrals is the comparison of key financial ratios to industry benchmarks. Default rates are estimated using historical analyses of default rates of issuers which have deferred, and the most significant evidence is provided by a Salomon Smith Barney research report entitled Historical Default Rates of FDIC-Insured Commercial Banks, 1934-2001. Finally, loss severity is estimated using analytical research provided by Standard & Poors and Moodys, which supports the assumption that a small percentage of defaulted trust preferred securities recover without loss. The projected cash flows are discounted using the contractual coupon rate of each security.

(b)	In accordance with the guidance in ASC 320-10-35-33C, the Company compares the present value of the expected cash flows of each security to its amortized cost basis. If the amortized cost basis is greater than the present value of the expected cash flows, the amount of that excess amortized cost is charged to earnings as a credit loss. In 2009, we determined that other-than-temporary impairment did exist on two of the securities we own and we recognized those credit losses in earnings. As of December 31, 2011, our OTTI analysis concluded that we still expected there would be cash flow disruptions on two of the securities we owned. However, the present value of the expected cash flows is greater than the amortized cost basis, so no additional other-than-temporary impairment credit loss needed to be charged to earnings.

Exhibits, page 70

4.	We note that the identification of the certifying individuals at the beginning of Exhibits 31.1 and 31.2, as required by Exchange Act Rule 13a-14(a), also includes the certifying individuals’ titles. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as to not include titles.

Management’s Response:

The identification of the certifying individuals at the beginning of Exhibits 31.1 and 31.2, as required by Exchange Act Rule 13a-14(a) will be revised in future filings so as to not include the titles of the certifying individuals.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Financial Information

Financial Statements

Consolidated Statements of Operations – Unaudited, page 3

5.	Please revise your future filings to present a total amount for other comprehensive income. Refer to ASC 220-10-45-1A-b.

Management’s Response:

Future filings, beginning with Form 10-Q for Fiscal Quarter Ended June 30, 2012 will present a total amount for other comprehensive income as required by ASC 220-10-45-1A-b.

6.	Please revise your future filings to present reclassification adjustments on this statement or in the notes. Refer to ASC 220-10-45-17.

Management’s Response:

Future filings, beginning with Form 10-Q for Fiscal Quarter Ended June 30, 2012 will present reclassification adjustments on the statement of Operations or in the notes as required by ASC 220-10-45-17.

Our goal is to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Please contact me at (734) 242-1879 if you have any questions, concerns or if you would like further information about this response.

Sincerely,

/s/ John L. Skibski

John L. Skibski

Executive Vice President &

Chief Financial Officer